INTEC PHARMA LTD.

12 Hartom Street

Har Hotzvim, Jerusalem 9777512, Israel

(+972) (2) 586-4657

June 15, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Ada D. Sarmento

Re:         Intec Pharma Ltd.

Registration Statement on Form F-3

File No. 333-218539

Filed June 6, 2017

Ladies and Gentlemen:

Intec Pharma Ltd., an Israeli company (the “Company”), hereby respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) so that the Registration Statement will become effective at 5:00 p.m. (Washington, DC time) on June 19, 2017, or as soon thereafter as practicable.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to the undersigned at 12 Hartom Street, Har Hotzvim, Jerusalem 9777512, Israel.

Very truly yours,

INTEC PHARMA LTD.

By:/s/ Nir Sassi

Nir Sassi

Chief Financial Officer